Mail Stop 4561
Via fax: 408-790-3324

January 22, 2010

Oliver R. Stanfield
Executive Vice President and Chief Executive Officer
Echelon Corporation
550 Meridian Avenue
San Jose, California 95126

> **Re:** **Echelon Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 16, 2009**
> **Form 10-Q for the Quarter Ended September 30, 2009**
> **Filed November 4, 2009**
> **File No. 000-29748**

Dear Mr. Stanfield:

    We have reviewed your response letter dated December 2, 2009 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated November 6, 2009.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 8. Financial Statements and Supplementary Data

Note 3. Property and Equipment, page 54

1.   We note your response to prior comment 12 where you indicate that you did not sell the self-funded tenant improvements to the lessor. Please provide a copy of the sales/lease agreement and indicate the specific terms the agreement, which

support the sale of the building but not the tenant improvements and describe the types of improvements that were excluded in your accounting. Also, please explain further your analysis under paragraph 12(b) of SFAS 98 and specifically how you concluded that the company had, in effect, provided nonrecourse financing for the self-funded tenant improvements.

Item 15. Exhibits, Financial Statement Schedules and Reports on Form 8-K

2.   Your response to prior comment 1 does not appear to address the contract with Eltel, which contributed in excess of 20% of your revenues in recent period. Please provide us with an analysis as to how you determined that you have not been substantially dependant upon the agreement with Eltel.

3.   We refer to your response to prior comment 9. Omitted exhibits that were required to have been filed on Form 10-K should be filed on an amendment to that Form 10-K as soon as practicable. Please confirm.

Item 11. Executive Compensation (incorporated from definitive proxy materials)

Compensation Discussion and Analysis, page 25

4.   We understand from your response to prior comment 13 that many decisions relating to your named executive officers' long-term equity compensation are derived from evaluations and recommendations from Chief Executive Officer and human resources group. Your response identifies various parameters of corporate and individual performance that are evaluated in determining compensation, but you do not discussion of how the performance or achievements in each of these areas and how the actual performance of the executives impacted compensation awarded in 2008. Please provide a qualitative and quantitative discussion of how the Committee determined to award each specific form and level of compensation in 2008. For the executive officers, state the factors that were considered in deriving the payouts awarded for each component of compensation and provide an analytical evaluation of why the Committee determined that the specific payout was appropriate in light of the factors considered.

5.   In future filings expand your discussion of how you determined the SARS exchange ratios. Identify the specific factors that were considered in deriving the ratios and explain more specifically in quantitative the relationship of the strike prices of the surrendered to the exchange ratios.   General descriptions that you consulted outside counsel in fixing the ratios for the various price categories of options provide little insight as to the ultimate determination of the ratios.

6.   With respect to prior comment 15, in future filings expand your discussion to

provide an analysis of the effect of individual performance on the cash compensation, for each executive officer. You should provide specific details of how each individual's performance contributed to actual compensation. For example, for each executive officer, disclose the elements of individual performance, both quantitative and qualitative, and the specific contributions of each officer the Committee considered in its evaluation. See Item 402(b)(2)(vii) of Regulation S-K.

7.   We refer to your response to prior comment 20, and reissue that comment in part. Your discussion of how the payment and benefit levels are determined is general in nature and should be expanded to include a qualitative and quantitative discussion of how the Committee determined the payment and benefit levels. Although you state that "this protection was appropriate based on its experience and the experience of the Company's outside counsel, and "we believe that this severance protection is consistent with current market practices," your should provide a more detailed explanation of the actual factors used to determine that the compensation levels, i.e., what experience was relied upon and what "current market practices" were considered.

Certain Relationships and Related Transactions and Director Independence (incorporated from definitive proxy materials)

Loans to Employees, page 46

8.   With regards to prior comment 21, we note Mr. Harris was indebted to the company in amounts that appear to exceed the disclosure thresholds of Item 404 of Regulation S-K during 2008 and at the time you filed your annual report and definitive proxy materials. As previously requested, please tell us why you did not disclose this transaction under "Related Party Transactions." If you do not believe the amount involved in this transaction exceeds the disclosure threshold of Item 404 of Regulation S-K, provide us with your quantitative analysis.

9.   We refer to your response to prior comment 22. Agreements with related parties must be filed as exhibits except where, among other things, they are immaterial in amount or significance. Refer to Item 601(b)(10)(A) of Regulation S-K. Please advise how you determined an agreement granting a principal stockholder the right to appoint a director to your board is immaterial in significance. Although the right of appointment has not been exercised to date, the potential impact of the contractual arrangement relating to corporate control appears to be significant. Alternatively, file this agreement as an exhibit in an amendment to your Form 10-K.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Megan Akst, Staff Accountant, at (202) 551-3407 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Michael Johnson, Staff Attorney, at (202) 551-3477 or Mark Shuman, Legal Branch Chief at (202) 551-3462. If you need further assistance, you may contact me at (202) 551-3499.

Sincerely,

Kathleen Collins
Accounting Branch Chief